

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2023

Brendan Maiorana
Chief Financial Officer
Highwoods Properties, Inc.
Highwoods Realty Limited Partnership
150 Fayetteville Street
Suite 1400
Raleigh, NC 27601

> **Re: Highwood Properties, Inc.**
> **Highwoods Realty Limited Partnership**
> **Form 10-Q for the quarterly period ended March 31, 2023**
> **File No. 001-13100**
> **File No. 000-21731**

Dear Brendan Maiorana:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction